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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                                  NEXMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652903105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JUNE 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/X/ Rule 13d-1(c)

/ / Rule 13d-1(d)



------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 652903105                   13G                     Page 2 of 4 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Vergemont International Limited/d/b/a/NexMed Asian Pacific Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
     Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Turks & Caicos Islands
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     2,000,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  2,000,000
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,000,000
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                           9.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
                                                                             CO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              page 3 of 4 pages

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                                  SCHEDULE 13G

ITEM 1

         (a)      NAME OF ISSUER. NexMed, Inc.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 350 Corporate Boulevard Robbinsville, New Jersey 08691.

ITEM 2

         (a) NAME OF PERSON FILING. This Schedule 13G is being filed for Vergemont International Limited d/b/a/ NexMed Asian Pacific Limited ("Vergemont").

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE. The principal business office of Vergemont is Room 2208, Windsor House, 311 Gloucester Road, Causeway Bay, Hong Kong.

         (c)      CITIZENSHIP.  Vergemont is a Turks & Caicos Island Company.

         (d) TITLE OF CLASS OF SECURITIES. Common Stock, par value $0.001 per share ("Common Stock").

         (e)      CUSIP NUMBER. 652903105.

ITEM 3   NOT APPLICABLE.

ITEM 4   OWNERSHIP.

         (a) AMOUNT BENEFICIALLY OWNED. As of the date hereof, Vergemont owned 2,000,000 shares of Common Stock.

         (b) PERCENT OF CLASS. The shares of Common Stock held by Vergemont represent approximately 9.2% of the Common Stock outstanding.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   sole power to vote or to direct the vote: 2,000,000

                  (ii)  shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of:
                        2,000,000

                  (iv)  shared power to dispose or to direct the disposition of:
                        -0- .

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.


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ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

DATE:  June 29, 2000

                                               VERGEMONT INTERNATIONAL LIMITED

                                               By: /s/ Tsu Huang Wu
                                                  ----------------------------

                                                  Name: Tsu Huang Wu
                                                  Title: Managing Director



                               page 4 of 4 pages